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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9
                             (Amendment No. 3)

             Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934



                          PRUDENTIAL REALTY TRUST
                         (Name of Subject Company)




                          PRUDENTIAL REALTY TRUST
                    (Name of Person(s) Filing Statement)


           CAPITAL SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01
                       (Title of Class of Securities)


                                74435P-20-3
                   (CUSIP Number of Class of Securities)


                         Donna M. Dellechiaie, Esq.
                         Associate Regional Counsel
                          Prudential Realty Group
                              3 Gateway Center
                      100 Mulberry Street, 14th Floor
                       Newark, New Jersey  07102-4077
                               (201) 802-5412

 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)


                                  Copy to:

                           Michael M. Maney, Esq.
                            Sullivan & Cromwell
                              125 Broad Street
                         New York, New York  10004
                               (212) 558-4000




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            This Amendment No. 3 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated May 31, 1995, as amended (the "Schedule 14D-9"), filed by Prudential Realty Trust, a Massachusetts business trust (the "Trust"), relating to the tender offer disclosed in the Schedule 14D-1, dated May 17, 1995, as amended (the "Schedule 14D-1"), of the bidder, Black Bear Realty, Ltd., a newly formed Ohio limited liability company (the "Bidder"), of which Richard M. Osborne is the sole managing member, to purchase all of the outstanding Capital Shares of the Trust upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 1995, as amended, and the related Letter of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.


Item 7.     Certain Negotiations and Transactions by the Subject Company.

            Item 7 is hereby amended and supplemented by adding thereto the following:

            (b) In continuation of the process that the Trust began in December 1994 of evaluating all strategic options available to maximize the value of the Trust to its shareholders as the Trust approaches its scheduled liquidation date, the Trust entered into an Agreement of Purchase and Sale (the "Agreement"), dated July 7, 1995, with Reckson FS Limited Partnership, a Delaware limited partnership ("Buyer"), for the sale of the Trust's Huntington Business Campus I & II located in Melville, Long Island, New York (the "Huntington Properties"). The purchase price for the Huntington Properties is $11,475,000 (subject to adjustment as provided for in the Agreement), which is payable in cash (the "Purchase Price").

            The closing of the sale of the Huntington Properties (the "Closing") is to occur no later than ten (10) days after the expiration of a 45-day due diligence period (such period to commence on the date of the Agreement), subject to extensions as provided therein. Closing is contingent upon the satisfactory completion of the due diligence review by Buyer, full tenant occupancy and other customary conditions for transactions of this nature.

            On the date of the Agreement, Buyer deposited $287,500 in cash as earnest money ("Earnest Money") with an escrow agent. At and upon the Closing, the escrow agent will pay the Earnest Money, including interest thereon, if any, to Seller or to the party entitled to receive the Earnest Money in accordance with the terms of the Agreement.

            If all of the conditions to Buyer's obligations to purchase the Huntington Properties have been satisfied or waived by Buyer and if Buyer fails to consummate the transaction for any reason other than the Trust's default or the exercise by Buyer of an express right of termination as provided for in the Agreement, the Trust's sole remedy is to terminate the Agreement and to retain the Earnest Money as liquidated damages. If the Trust does not consummate the sale of the Huntington Properties for any reason other than the default of Buyer or the exercise by Buyer of a right of termination as provided for in the Agreement, the Earnest Money will be refunded to Buyer. If Buyer terminates the Agreement due to certain circumstances set forth in the Agreement, the Trust shall reimburse Buyer for all out-of-pocket costs and expenses, including reasonable attorneys' fees, incurred by Buyer up to a maximum reimbursement amount of $50,000 in connection with the

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preparation, negotiation and execution of the Agreement and Buyer's due diligence review of the Huntington Properties.

            Pursuant to the terms of the Agreement, the Trust will indemnify Buyer for all Losses (as defined in the Agreement) incurred by Buyer as a result of any litigation pending or threatened before any court by any shareholder of the Trust or any party seeking to acquire control of the Trust wherein an adverse judgment would (a) prevent consummation of any of the transactions contemplated in the Agreement, (b) cause any of such transactions to be rescinded following consummation or (c) adversely affect the right of Buyer to own and operate the Huntington Properties. These indemnification provisions will become null and void upon delivery by the Trust to Buyer of written proof (reasonably satisfactory to Buyer) of settlement of all outstanding claims by Richard M. Osborne.

            A form of press release announcing the Agreement for the sale of the Huntington Properties is filed as Exhibit 17 hereto, and is incorporated herein by reference.

            The sale of Park 100 and the Huntington Properties, together with the potential sale of the Trust's Maple Plaza property, located in Parsippany, Morris County, New Jersey, at a price equal to the highest cash bid received to date, could result in a distribution to holders of Income Shares upon liquidation of over $5.00 per Income Share. There would be no available distribution to holders of Capital Shares. This assumes liquidation takes place in December 1995, and includes estimates for commissions and state and local taxes related to the sales, and other expenses related to the liquidation of the Trust.

Item 9.     Material to be Filed as Exhibits.

            Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 17  --  Form of Press Release, dated July 11, 1995.

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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 1995


                                    PRUDENTIAL REALTY TRUST



                                    By:   /s/ Jeffrey L. Danker

                                        Name:  Jeffrey L. Danker
                                        Title:  President


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For Immediate Release



                                                               July 11, 1995

                                                For additional information,
                                                please call: 201-802-4302

Newark, NJ -- July 11, 1995 -- The Prudential Realty Trust (the "Trust"), a

Massachusetts business trust, announces that it has entered into a definitive and binding contract of sale for its Huntington Business Campus properties located in Melville, Long Island, New York. The purchaser is

Reckson FS Limited Partnership and the contract purchase price is

$11,475,000.



The execution of the contract of sale for the Huntington Business Campus properties follows the execution, on June 7, 1995, of a contract for the sale of the Trust's Park 100 property located in Indianapolis, Indiana.

The execution of such contracts for the sale of both Park 100 and the

Huntington Business Campus properties continues the process that the Trust began in December 1994 of evaluating all strategic options available to maximize the value of the Trust to its shareholders as the Trust approaches its scheduled liquidation date.  The Trust is currently involved in discussions that could lead to a transaction involving the sale of its remaining Maple Plaza property.